05010028

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

RECEIVED JUL 27 2005 213 SECTION PROCESSING

Date, July 19. 2005

Re: Washtec AG
Exemption Number: 82-04888

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Ad Hoc notification of **July 18th , 2005** concerning **" WashTec rights issue"**.

Sincerely,

WashTec AG

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Po Karoline Kalb

dlw 7/28

AD HOC NOTIFICATION ACCORDING TO ARTICLE 15 OF THE FEDERAL SECURTIES TRADING ACT

WashTec sets subscription price for its new shares

Augsburg, 18 July 2005 – The Management Board and Supervisory Board of WashTec AG today set the subscription price at € 5.00 per share for 7,600,000 new shares, which the company is planning to offer its shareholders in connection with its capital increase approved by the Annual General Meeting (AGM) on 15 June 2005. These board decisions were made on the basis of the conditions in the AGM approval. The bank syndicate of Cazenove AG und Commerzbank Aktiengesellschaft, which are acting as joint bookrunners and joint lead-managers in this offering will underwrite 4,761,970 shares to be offered first to WashTec shareholders for subscription on a 1:1 basis, while 2,838,030 shares will be underwritten by the shareholders Achernar Vermögensverwaltung GmbH, Augias Vermögensverwaltung GmbH and Edelmar Vermögensverwaltung GmbH, in exchange for capital contributions in kind. The subscription period is expected to begin on 22 July 2005 and end on 5 August 2005. The subscription rights will be traded on the Frankfurt Stock Exchange likely from 22 July 2005 through 3 August 2005. The new shares carry dividend rights as of 1 January 2005. The new issue will raise the capital stock of € 20,000,000.00 by € 20,000,000 to € 40,000,000. The proceeds from the capital increase will serve to strengthen the equity base and, thus, primarily to reduce existing debt. Based on the offering price of €5.00 a share, the discount for the new shares compared to the 20 day average share price is approx. 26%. The syndicate banks have already received irrevocable undertakings from existing shareholders to subscribe for 1,305,325 new shares in relation to the cash contribution which, together with the shares underwritten in relation to the contribution in kind, account for approx. 55 % of the new shares.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. 0821/55 84-0
Fax 0821/55 84-12 04

Vorstand:
Thorsten Krüger (Sprecher)
Jürgen Lauer

Aufsichtsratsvorsitzender:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg

WashTec

WashTec AG, Argonstrasse 7, 86153 Augsburg
ISIN: DE0007507501
Listed: Official Market Segment (Amtlicher Markt) in Frankfurt (General Standard); Over-the-Counter in Berlin-Bremen, Düsseldorf, Munich und Stuttgart

Press Contact:
Haubrok Investor Relations GmbH
Michael Werneke
Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de